ZaZa Energy Corporation

1301 McKinney Street, Suite 2800

Houston, Texas 70170

January 6, 2015

VIA EDGAR
Mr. Parhaum J. Hamidi
Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Request to Withdraw
Registration Statement on Form S-1 (File No. 333-192607)

Dear Mr. Hamidi:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), ZaZa Energy Corporation (the “Registrant”) hereby requests the immediate withdrawal of the above-referenced registration statement, together with all exhibits thereto (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2013 and has not been declared effective by the SEC.

The Registrant is requesting to withdraw the Registration Statement because it has elected not to pursue the sale of securities pursuant to the Registration Statement. The Registrant confirms that no securities were sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of Regulation C under the Securities Act, the Registrant requests that all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use by the Registrant.

Securities and Exchange Commission
January 6, 2015

If you have any questions regarding this matter, please contact J. Mark Metts of Sidley Austin LLP, the Registrant’s outside counsel, at (713) 495-4501.

Very truly yours,

ZaZa Energy Corporation

By:	/s/ Paul F. Jansen
Paul F. Jansen
Chief Financial Officer